Filed Pursuant to Rule 253(g)(2)
File No. 024-10568

FUNDRISE WEST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 5 DATED JUNE 26, 2019
TO THE OFFERING CIRCULAR DATED APRIL 16, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise West Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated April 16, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on April 30, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisitions.

Asset Acquisition

RSE W37 Controlled Subsidiary – Los Angeles, CA

On June 20, 2019, we directly acquired ownership of a “wholly-owned subsidiary”, W37 (the “RSE W37 Controlled Subsidiary”), for an initial purchase price of approximately $1,510,000, which is the initial stated value of our equity interest in the RSE W37 Controlled Subsidiary (the “RSE W37 Investment”). The RSE W37 Controlled Subsidiary used the proceeds to close on the acquisition of three buildings comprised of four residential units, a small office building, and a retail storefront totaling approximately 4,625 square feet of gross rentable area on an approximately 6,200 square foot lot (the “W37 Property”). The property has the potential to be redeveloped to a mix of retail and residential uses. The closing of both the initial RSE W37 Investment and the W37 Property occurred concurrently.

The RSE W37 Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the RSE W37 Investment (the “RSE W37 Operative Agreements”), we have full authority for the management of the RSE W37 Controlled Subsidiary, including the W37 Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the RSE W37 Investment, paid directly by the RSE W37 Controlled Subsidiary.

The W37 Property was acquired for a purchase price of approximately $1,510,000, which includes the acquisition fee of approximately $15,000. We anticipate incurring development costs of approximately $570,000 in order to reposition the asset. With minor soft costs, and funds used to renovate the vacant apartment unit, this will bring the total projected equity for the W37 Property to approximately $2,140,000. The development work is anticipated to occur within two years; however, there can be no guarantee that such results will be achieved. No financing was used for the acquisition of the W37 Property.

The W37 Property made up of three buildings and is located in the 90016 zip code of Los Angeles, CA. As of June 20, 2019, all units were occupied at the W37 Property except for one of the units in the four-unit residential building. The seller agreed to a six-month leaseback post-closing and plans on vacating the W37 Property upon expiration of the lease term. The apartment building and office were constructed in 1930, while the retail building was constructed in 1962. Each building has a build of wood framing, stucco, and concrete masonry.

The West Jefferson neighborhood is one of the oldest neighborhoods in Los Angeles, with most of its buildings constructed around the turn of the 20th century. It is one of the most densely populated areas per square mile in the Los Angeles area and we are expecting continued gentrification over the next seven to ten years due to its proximity to downtown Los Angeles, west-side affluent neighborhoods, and the University of Southern California. With high demand from creative office and retail user/operators, we feel this well-located investment is expected to provide attractive returns over our holding period.

The following table contains performance assumptions and projections. Individual assumptions and projected returns are presented at the asset level. All of the values in the table below are projections and assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Projected Returns	Total Projected Development Cost	Total Projected Soft / Other Costs	Projected Average Annual Rent Growth	Projected Average Annual Expense Growth	Projected Exit Cap Rate	Projected Hold Period
W37	10.3% - 13.3%	$570,000	$60,000	4.0% - 6.5%	4.0%	4.0% to 4.9%	10 years

Please note that past performance is not indicative of future results, and these asset performance projections may not reflect actual future performance. Any projections on the future returns of any of our assets may not prove to be accurate and are highly dependent on the assumptions described above. Investing in Fundrise West Coast Opportunistic REIT, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.